ABAXIS, INC.
                                3240 Whipple Road
                          Union City, California 94587

April 14, 2006

Via EDGAR

Ms. Ibolya Ignat
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

RE:   ABAXIS, INC.
      FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
      FILED JUNE 14, 2005
      FILE NO. 000-19720

Dear Ms. Ignat:

We are writing on behalf of Abaxis, Inc. (the "Company"), in regard to a supplemental comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated February 24, 2006 with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005.

We are in receipt of the Staff's comment letter and are actively engaged in preparing a response. Previously, the Company informed the Staff that it expected to respond to its comment letter on or before April 14, 2006. Unfortunately, it has taken longer than anticipated to collect the necessary historical foreign sales data to fully respond to the Staff's comment. Accordingly, after discussing this matter with the Staff of the SEC, the Company anticipates submitting a complete response to the Staff's February 24th comment letter on or before May 5, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (510) 675-6504, or John Saia of DLA Piper Rudnick Gray Cary US LLP, at (650) 833-2444. Thank you very much for your assistance.

Sincerely,

ABAXIS, INC.

By:    /s/ Alberto R. Santa Ines
       -------------------------
Name:  Alberto R. Santa Ines
Title: Chief Financial Officer and Vice President of Finance

cc:    Jim B. Rosenberg, Securities and Exchange Commission
       Jim Atkinson, Securities and Exchange Commission
       Andrew D. Zeif, DLA Piper Rudnick Gray Cary US LLP